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                              June 16, 2021

       Mei Kanayama
       Representative Director
       Yoshitsu Co., Ltd
       Harumi Building, 2-5-9 Kotobashi
       Sumida-ku, Tokyo, 130-0022
       Japan

                                                        Re: Yoshitsu Co., Ltd
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Submitted May 21,
2021
                                                            CIK No. 0001836242

       Dear Mr. Kanayama:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement Submitted on May 21, 2021

       Expanding into New Markets by Operating New Stores, page 67

   1. We note your response to comment 6, including revised disclosure related to your expansion to Hong Kong,
Australia, New Zealand and the UK by 2022. Please revise to
                                                        expand your discussion
of the risks associated with entry and operation in these markets.
       Related Party Transactions, page 91

   2. We note your response to comment 16. Please disclose whether product sales to your related parties are on
the same terms as those to your other customers. If the terms are more favorable for
related parties, please summarize the material terms.
 Mei Kanayama
Yoshitsu Co., Ltd
June 16, 2021
Page 2

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameMei Kanayama
                                                          Division of
Corporation Finance
Comapany NameYoshitsu Co., Ltd
                                                          Office of Trade &
Services
June 16, 2021 Page 2
cc:       Ying Li
FirstName LastName